CitizensSelect Funds

CitizensSelect Prime
Money Market Fund

ANNUAL REPORT April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for CitizensSelect Prime Money Market Fund covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancing, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. However, an aggressively accommodative U.S. monetary policy has kept short-term interest rates near historical lows.

Despite their low yields, we continue to believe that liquidity and stability make money market funds a valuable component of many investors' portfolios. Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the money markets. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did CitizensSelect Prime Money Market Fund perform during the period?

During the 12-month period ended April 30, 2004, the fund produced yields of 0.90% for Class A shares, 0.65% for Class B shares, 0.40% for Class C shares and 0.30% for Class D shares. Taking into account the effects of compounding, the fund also produced effective yields of 0.91% for Class A shares, 0.65% for Class B shares, 0.40% for Class C shares and 0.30% for Class D shares.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements, including tri-party repurchase agreements; asset-backed securities; high-grade commercial paper, and other short-term corporate obligations, including those with floating or variable rates of interest. Normally, the fund invests at least 25% of its net assets in bank obligations.

What other factors influenced the fund's performance?

After several years of lackluster growth, the economic outlook began to improve in the spring of 2003 when the manufacturing sector began to show signs of more sustainable improvement and consumer confidence began to rise in an environment characterized by a rallying stock market, continued low inflation, greater productivity and the 2003 federal tax cuts.

However, at its May meeting the Federal Reserve Board (the "Fed") cautioned that economic risks were "weighted toward weakness for the foreseeable future." Although the economy expanded at a greater than expected 3.3% annualized rate during the second quarter of 2003, the unemployment rate climbed to its highest level in nine years. To stimulate greater growth, in late June the Fed reduced the federal funds rate by another 25 basis points to 1%, its lowest level since 1958.

In July, new signs of economic strength kindled investors' concerns that rising inflation and a ballooning federal budget deficit might lead to higher interest rates. While these concerns sparked a sharp decline in bond prices, money market yields remained anchored by the 1% federal funds rate. The economy continued to improve in August and September as it became clearer that business investment and consumer spending were rebounding, and it was later estimated that the economy grew at a robust 8.2% annualized rate during the third quarter of 2003.

Economic indicators in October and November showed an encouraging increase in jobs and a decrease in the unemployment rate to 6.0%. Orders for durable goods rose more strongly, suggesting that business investment was finally contributing in a meaningful way to the recovery, and consumer confidence advanced to its highest level in more than a year. However, the Fed held the overnight federal funds rate steady at its meeting in early December, reiterating its commitment to keeping borrowing rates low. The U.S. Commerce Department later estimated that gross domestic product grew at a 4.1% annualized rate during the fourth quarter of 2003.

While the Fed continued to maintain its accommodative monetary policy at its meeting in late January 2004, it noted that U.S. economic output was expanding briskly. However, the number of new jobs created by the recovering economy continued to disappoint. In addition, the consumer price index in February indicated that the core rate of inflation rose only 0.10%, reinforcing the perception that the Fed still had a great deal of flexibility in the conduct of monetary policy. It was later revealed that U.S. economic growth rose only modestly, expanding at a 4.2% annualized rate during the first quarter of 2004.

In early April, however, the U.S. Department of Labor announced that the domestic economy had added 308,000 jobs in March, fueling concerns that long-dormant inflationary pressures might have begun to resurface. As the month progressed, higher energy and commodity prices appeared to lend credence to that view. As a result, the money market yield curve began to steepen as yields rose at the longer end of the maturity spectrum.

What is the fund's current strategy?

In our view, we do not regard one month of employment strength as sufficient cause to raise rates. Also, the Fed left interest rates unchanged at its May meeting just days after the end of the reporting period. Unlike previous pronouncements, however, the Fed no longer indicated that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured."

In an effort to give us flexibility to take advantage of higher money market yields should they arise, we have allowed the fund's weighted average maturity to shift toward a range we consider closer to neutral. Of course, we are prepared to alter our strategy as market conditions change.

May 17, 2004

---

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund. Yield provided reflects the absorption of fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yields would have been lower.*

STATEMENT OF INVESTMENTS

April 30, 2004

Negotiable Bank Certificates of Deposit—16.8%	Principal Amount ($)	Value ($)
Bank of Scotland (Yankee)		
1.05%, 6/28/2004	15,500,000	15,500,235
Credit Agricole Indosuez S.A. (Yankee)		
1.06%, 4/19/2005	15,000,000 [a]	14,997,099
Landesbank Hessen-Thuringen Girozentrale (London)		
1.15%, 7/7/2004	18,000,000	18,000,000
UniCredito Italiano SpA (London)		
1.15%, 7/6/2004	18,000,000	18,000,164
Total Negotiable Bank Certificates of Deposit		
(cost $66,497,498)		**66,497,498**
Commercial Paper—42.3%		
ABN-AMRO North America Finance Inc.		
1.15%, 6/15/2004	15,000,000	14,978,569
Bear Stearns Cos. Inc.		
1.03%, 6/8/2004	17,000,000	16,981,517
CBA (Delaware) Finance Inc.		
1.03%, 5/25/2004	15,000,000	14,989,700
Depfa Bank PLC		
1.03%, 6/14/2004	17,000,000 [b]	16,978,599
Deutsche Bank Financial LLC		
1.03%, 5/3/2004	13,000,000	12,999,256
FCAR Owner Trust		
1.11%, 7/7/2004	8,000,000	7,983,622
General Electric Capital Corp.		
1.04%, 5/24/2004	15,000,000	14,990,033
General Electric Capital Services Inc.		
1.09%, 8/17/2004	17,000,000	16,944,920
K2 USA LLC		
1.14%, 7/7/2004	10,400,000 [b]	10,378,128
Morgan Stanley		
1.03%, 5/27/2004	14,000,000	13,989,586

Commercial Paper (continued)	Principal Amount ($)	Value ($)
Rabobank USA Financial Corp. 1.03%, 5/3/2004	13,000,000	12,999,256
UBS Finance Delaware LLC 1.03%, 5/3/2004	13,000,000	12,999,256
Total Commercial Paper (cost $167,212,442)		**167,212,442**
Promissory Notes—4.0%		
Goldman Sachs Group Inc. 1.29%, 10/12/2004 (cost $16,000,000)	16,000,000 [c]	**16,000,000**
Short-Term Bank Notes—6.3%		
BNP Paribas 1.06%, 6/16/2004 (cost $24,999,367)	25,000,000 [a]	**24,999,367**
U.S. Government Agencies—8.9%		
Federal National Mortgage Association, Floating Rate Notes 1.03%, 1/10/2005	25,000,000 [a]	24,991,303
Federal National Mortgage Association, Notes 1.58%, 5/13/2005	10,000,000	10,000,000
Total U.S. Government Agencies (cost $34,991,303)		**34,991,303**
Time Deposits—21.5%		
Danske Bank A/S (Grand Cayman) 1.03%, 5/3/2004	13,000,000	13,000,000
Fortis Bank (Grand Cayman) 1.03%, 5/3/2004	13,000,000	13,000,000

Time Deposits (continued)	Principal Amount ($)	Value ($)
HSBC Bank USA (Grand Cayman) 1.02%, 5/3/2004	8,000,000	8,000,000
Natexis Banques Populaires (Grand Cayman) 1.03%, 5/3/2004	13,000,000	13,000,000
Societe Generale (Grand Cayman) 1.04%, 5/3/2004	13,000,000	13,000,000
South Trust Bank (Grand Cayman) 1.03%, 5/3/2004	13,000,000	13,000,000
State Street Bank and Trust Co. (Grand Cayman) 1.01%, 5/3/2004	12,000,000	12,000,000
Total Time Deposits (cost $85,000,000)		**85,000,000**
Total Investments (cost $394,700,610)	**99.8%**	**394,700,610**
Cash and Receivables (Net)	**.2%**	**610,934**
Net Assets	**100.0%**	**395,311,544**

[a] *Variable interest rate—subject to periodic change.*

[b] *Securities exempt from registration under Rule 144A of the Secutities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At April 30, 2004, these securities amounted to $27,356,727 or 6.9% of net assets.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 4/15/2004 at a cost of $16,000,000. At April 30, 2004, the value of this security was $16,000,000 or 4.0% of net assets and is valued at amortized cost.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES
April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	394,700,610	394,700,610
Cash		510,460
Interest receivable		237,729
		395,448,799
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(a)		41,744
Accrued expenses		95,511
		137,255
Net Assets ($)		**395,311,544**
Composition of Net Assets ($):		
Paid-in capital		395,311,722
Accumulated net realized gain (loss) on investments		(178)
Net Assets ($)		**395,311,544**

Net Asset Value Per Share	
Class A Shares	
Net Assets ($)	70,667,241
Shares Outstanding	70,667,264
Net Asset Value Per Share ($)	**1.00**
Class B Shares	
Net Assets ($)	248,396,333
Shares Outstanding	248,396,468
Net Asset Value Per Share ($)	**1.00**
Class C Shares	
Net Assets ($)	73,773,874
Shares Outstanding	73,773,892
Net Asset Value Per Share ($)	**1.00**
Class D Shares	
Net Assets ($)	2,474,096
Shares Outstanding	2,474,098
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**5,444,493**
Expenses:	
Management fee–Note 2(a)	491,356
Administrative service fees–Note 2(c)	1,034,106
Omnibus account service fees–Note 2(d)	491,356
Distribution plan fees–Note 2(b)	142,878
Total Expenses	**2,159,696**
Less–waiver of fees due to undertakings–Note 2(b)	(9,705)
Net Expenses	**2,149,991**
Investment Income–Net	**3,294,502**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(178)**
Net Increase in Net Assets Resulting from Operations	**3,294,324**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003[a]
Operations ($):		
Investment Income−net	3,294,502	5,819,217
Net realized gain (loss) on investments	(178)	−
Net Increase (Decrease) in Net Assets		
Resulting from Operations	**3,294,324**	**5,819,217**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(700,540)	(770,838)
Class B shares	(2,386,768)	(4,567,372)
Class C shares	(197,848)	(476,102)
Class D shares	(9,346)	(4,905)
Total Dividends	**(3,294,502)**	**(5,819,217)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	372,423,651	410,527,351
Class B shares	1,129,714,301	1,679,837,354
Class C shares	136,223,799	139,289,581
Class D shares	16,170,772	8,234,790
Dividends reinvested:		
Class A shares	218,990	54,837
Class B shares	373,998	827,797
Class C shares	156,360	458,218
Class D shares	9,329	4,905
Cost of shares redeemed:		
Class A shares	(367,284,022)	(345,298,543)
Class B shares	(1,357,921,871)	(1,204,460,112)
Class C shares	(122,994,046)	(79,385,020)
Class D shares	(14,990,346)	(6,980,351)
Increase (Decrease) in Net Assets		
from Capital Stock Transactions	**(207,899,085)**	**603,110,807**
Total Increase (Decrease) in Net Assets	**(207,899,263)**	**603,110,807**
Net Assets ($):		
Beginning of Period	603,210,807	100,000
End of Period	**395,311,544**	**603,210,807**

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal period indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| | Year Ended April 30, | |
Class A Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income—net	.009	.014
Distributions:		
Dividends from investment income—net	(.009)	(.014)
Net asset value, end of period	1.00	1.00
Total Return (%)	.91	1.42
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.20	.18
Ratio of net investment income to average net assets	.90	1.39
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	.02
Net Assets, end of period ($ X 1,000)	70,667	65,309

[a] From May 1, 2002 (commencement of operations) to April 30, 2003.
See notes to financial statements.

	Year Ended April 30,	
Class B Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income–net	.007	.012
Distributions:		
Dividends from investment income–net	(.007)	(.012)
Net asset value, end of period	1.00	1.00
Total Return (%)	.65	1.18
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.45	.42
Ratio of net investment income to average net assets	.66	1.12
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	.03
Net Assets, end of period ($ X 1,000)	248,396	476,230

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

	Year Ended April 30,	
Class C Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income−net	.004	.010
Distributions:		
Dividends from investment income−net	(.004)	(.010)
Net asset value, end of period	1.00	1.00
Total Return (%)	.40	.98
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.70	.62
Ratio of net investment income to average net assets	.41	.96
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	−	.08
Net Assets, end of period ($ X 1,000)	73,774	60,388

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

	Year Ended April 30,	
Class D Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income—net	.003	.007
Distributions:		
Dividends from investment income—net	(.003)	(.007)
Net asset value, end of period	1.00	1.00
Total Return (%)	.30	.72
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.80	.87
Ratio of net investment income to average net assets	.29	.62
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.30	.23
Net Assets, end of period ($ X 1,000)	2,474	1,284

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

NOTE 1—Significant Accounting Policies:

CitizensSelect Prime Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $7,891 during the period ended April 30, 2004, based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) Dividends to shareholders: It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $178 is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, the carryover expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal years ended April 30, 2004 and April 30, 2003, respectively, were all ordinary income.

At April 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1, distribution plan fees, administrative services plan fee, omnibus account services plan fee, fees and expenses of Board members who are not "interested persons" under the Act ("non-interested persons"), fees of independent counsel to the non-interested persons and extraordinary expenses.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $30,390 and Rule 12b-1 distribution plan fees $11,354.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class C shares and .65 of 1% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to Citizens or other approved institutions that have purchased Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2004, Class C and Class D shares were charged $121,852 and $21,026, respectively, pursuant to the Plan. The Distributor had undertaken from May 1, 2003 through April 30, 2004 to waive a portion of 12b-1 fees. The reduction in 12b-1 fees, pursuant to the undertaking amounted to $9,705 for Class D.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended April 30, 2004, Class B, Class C and Class D shares were charged $904,166, $121,853 and $8,087, respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, each fund pays

Citizens at an annual rate of .10 of 1% of the value of their average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the funds may reasonably request. During the period ended April 30, 2004, Class A, Class B, Class C and Class D shares were charged $77,713, $361,666, $48,741 and $3,236, respectively, pursuant to the Omnibus Account Services Agreement.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
CitizensSelect Prime Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of CitizensSelect Prime Money Market Fund (one of the funds comprising CitizensSelect Funds), as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of CitizensSelect Prime Money Market Fund, at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 10, 2004

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

————————

Clifford L. Alexander, Jr. (70)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

————————

Lucy Wilson Benson (76)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

————————

Once elected all Board Members serve for an indefinite term. The address of the Board Member and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

CHARLES CARDONA, Executive Vice President since April 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 14 investment companies (comprised of 22 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since April 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since April 2002.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 87 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

STEVEN F. NEWMAN, Assistant Secretary since April 2002.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since April 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since April 2002.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224.

By mail, write to:

CitizensSelect
845 Elm Street NE0212
Manchester, NH 03101

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166



CITIZENS
FINANCIAL GROUP, INC.

CitizensSelect Funds

**CITIZENSSELECT TREASURY
MONEY MARKET FUND**

ANNUAL REPORT   April 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for CitizensSelect Treasury Money Market Fund covers the 12-month period from May 1, 2003, through April 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Patricia A. Larkin.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from federal tax refunds and mortgage refinancing, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest. However, an aggressively accommodative U.S. monetary policy has kept short-term interest rates near historical lows.

Despite their low yields, we continue to believe that liquidity and stability make money market funds a valuable component of many investors' portfolios. Although our analysts and portfolio managers work hard to identify trends that may move the markets, no one can know with complete certainty what lies ahead for the U.S. economy and the money markets. As always, we encourage you to review your investments regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
May 17, 2004



DISCUSSION OF FUND PERFORMANCE

Patricia A. Larkin, Senior Portfolio Manager

How did CitizensSelect Treasury Money Market Fund perform during the period?

During the 12-month period ended April 30, 2004, the fund produced yields of 0.76% for Class A shares, 0.51% for Class B shares, 0.26% for Class C shares and 0.18% for Class D shares. Taking into account the effects of compounding, the fund also produced effective yields of 0.76% for Class A shares, 0.51% for Class B shares, 0.26% for Class C shares and 0.18% for Class D shares.[1]

What is the fund's investment approach?

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests only in securities issued or guaranteed as to principal and interest by the U.S. government.

What other factors influenced the fund's performance?

After several years of lackluster growth, the economic outlook began to improve in the spring of 2003 when the manufacturing sector began to show signs of more sustainable improvement, and consumer confidence began to rise in an environment characterized by a rallying stock market, continued low inflation, greater productivity and the 2003 federal tax cuts.

However, at its May meeting the Federal Reserve Board (the "Fed") cautioned that economic risks were "weighted toward weakness for the foreseeable future." Although the economy expanded at a greater than expected 3.3% annualized rate during the second quarter of 2003, the unemployment rate climbed to its highest level in nine years. To stimulate greater growth, in late June the Fed reduced the federal funds rate by another 25 basis points to 1%, its lowest level since 1958.

In July, new signs of economic strength kindled investors' concerns that rising inflation and a ballooning federal budget deficit might lead to higher interest rates. While these concerns sparked a sharp decline in bond prices, money market yields remained anchored by the 1% federal funds rate. The economy continued to improve in August and September as it became clearer that business investment and consumer spending were rebounding, and it was later estimated that the economy grew at a robust 8.2% annualized rate during the third quarter of 2003.

Economic indicators in October and November showed an encouraging increase in jobs and a decrease in the unemployment rate to 6.0%. Orders for durable goods rose more strongly, suggesting that business investment was finally contributing in a meaningful way to the recovery, and consumer confidence advanced to its highest level in more than a year. However, the Fed held the overnight federal funds rate steady at its meeting in early December, reiterating its commitment to keeping borrowing rates low. The U.S. Commerce Department later estimated that gross domestic product grew at a 4.1% annualized rate during the fourth quarter of 2003.

While the Fed continued to maintain its accommodative monetary policy at its meeting in late January 2004, it noted that U.S. economic output was expanding briskly. However, the number of new jobs created by the recovering economy continued to disappoint. In addition, the consumer price index in February indicated that the core rate of inflation rose only 0.10%, reinforcing the perception that the Fed still had a great deal of flexibility in the conduct of monetary policy. It was later revealed that U.S. economic growth rose only modestly, expanding at a 4.2% annualized rate during the first quarter of 2004.

In early April, however, the U.S. Department of Labor announced that the domestic economy had added 308,000 jobs in March, fueling concerns that long-dormant inflationary pressures might have begun to resurface. As the month progressed, higher energy and commodity prices appeared to lend credence to that view. As a result, the money market yield curve began to steepen as yields rose at the longer end of the maturity spectrum.

What is the fund's current strategy?

In our view, we do not regard one month of employment strength as sufficient cause to raise rates. Also, the Fed left interest rates unchanged at its May meeting just days after the end of the reporting period. Unlike previous pronouncements, however, the Fed no longer indicated that it could be "patient" before raising rates, stating instead that future rate hikes were likely to be "measured."

In an effort to give us flexibility to take advantage of higher money market yields should they arise, we have allowed the fund's weighted average maturity to shift toward a range we consider closer to neutral. Of course, we are prepared to alter our strategy as market conditions change.

May 17, 2004

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. An investment in the fund is not insured or guaranteed by the FDIC or any government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

STATEMENT OF INVESTMENTS

April 30, 2004

U.S. Treasury Bills–55.5%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/6/2004	.85	44,282,000	44,276,761
5/13/2004	.89	7,671,000	7,668,729
5/20/2004	.92	22,074,000	22,063,335
6/3/2004	1.02	1,425,000	1,423,681
6/10/2004	.91	26,985,000	26,957,715
9/9/2004	1.05	10,000,000	9,961,792
9/16/2004	.99	20,000,000	19,924,483
Total U.S. Treasury Bills (cost $132,276,496)			**132,276,496**
U.S. Treasury Notes–44.1%			
7.25%, 5/15/2004	1.05	20,000,000	20,053,786
3.25%, 5/31/2004	1.00	40,000,000	40,073,949
2.875%, 6/30/2004	1.00	10,000,000	10,030,303
2.125%, 8/31/2004	.99	25,000,000	25,091,849
1.875%, 9/30/2004	1.02	10,000,000	10,034,330
Total U.S. Treasury Notes (cost $105,284,217)			**105,284,217**
Total Investments (cost $237,560,713)	**99.6%**		**237,560,713**
Cash and Receivables (Net)	**.4%**		**951,667**
Net Assets	**100.0%**		**238,512,380**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

April 30, 2004

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments	237,560,713	237,560,713
Interest receivable		1,404,063
		238,964,776
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(a)		25,703
Cash overdraft due to Custodian		330,491
Payable for shares of Common Stock redeemed		33,221
Accrued expenses		62,981
		452,396
Net Assets ($)		**238,512,380**
Composition of Net Assets ($):		
Paid-in capital		238,518,797
Accumulated net realized gain (loss) on investments		(6,417)
Net Assets ($)		**238,512,380**

Net Asset Value Per Share	
Class A Shares	
Net Assets ($)	73,735,139
Shares Outstanding	73,736,798
Net Asset Value Per Share ($)	**1.00**
Class B Shares	
Net Assets ($)	149,761,434
Shares Outstanding	149,765,764
Net Asset Value Per Share ($)	**1.00**
Class C Shares	
Net Assets ($)	14,828,247
Shares Outstanding	14,828,672
Net Asset Value Per Share ($)	**1.00**
Class D Shares	
Net Assets ($)	187,560
Shares Outstanding	187,563
Net Asset Value Per Share ($)	**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Year Ended April 30, 2004

Investment Income ($):	
Interest Income	**3,316,228**
Expenses:	
Management fee–Note 2(a)	346,634
Administrative service fees–Note 2(c)	672,860
Omnibus account service fees–Note 2(d)	346,634
Distribution plan fees–Note 2(b)	42,085
Total Expenses	**1,408,213**
Less–waiver of fees due to undertaking–Note 2(b)	(325)
Net Expenses	**1,407,888**
Investment Income–Net	**1,908,340**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(5,145)**
Net Increase in Net Assets Resulting from Operations	**1,903,195**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended April 30,	
	2004	2003[a]
Operations ($):		
Investment Income−net	1,908,340	2,021,813
Net realized gain (loss) on investments	(5,145)	(1,272)
Net Increase (Decrease) in Net Assets Resulting from Operations	**1,903,195**	**2,020,541**
Dividends to Shareholders from ($):		
Investment income−net:		
Class A shares	(590,327)	(650,927)
Class B shares	(1,275,172)	(1,226,618)
Class C shares	(42,683)	(143,629)
Class D shares	(158)	(639)
Total Dividends	**(1,908,340)**	**(2,021,813)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold:		
Class A shares	166,624,920	404,155,516
Class B shares	1,049,983,777	950,934,669
Class C shares	29,485,281	62,983,376
Class D shares	557,118	1,862,746
Dividends reinvested:		
Class A shares	160,103	47,736
Class B shares	72,590	181,392
Class C shares	27,180	130,301
Class D shares	158	639
Cost of shares redeemed:		
Class A shares	(166,405,561)	(330,870,915)
Class B shares	(1,099,078,679)	(752,352,985)
Class C shares	(30,011,177)	(47,811,289)
Class D shares	(408,616)	(1,849,483)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(48,992,906)**	**287,411,703**
Total Increase (Decrease) in Net Assets	**(48,998,051)**	**287,410,431**
Net Assets ($):		
Beginning of Period	287,510,431	100,000
End of Period	**238,512,380**	**287,510,431**

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal period indicated. All information reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended April 30,	
Class A Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income–net	.008	.013
Distributions:		
Dividends from investment income–net	(.008)	(.013)
Net asset value, end of period	1.00	1.00
Total Return (%)	.77	1.32
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.20	.19
Ratio of net investment income to average net assets	.76	1.24
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	.01
Net Assets, end of period ($ X 1,000)	73,735	73,357

[a] From May 1, 2002 (commencement of operations) to April 30, 2003.
See notes to financial statements.

	Year Ended April 30,	
Class B Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income−net	.005	.011
Distributions:		
Dividends from investment income−net	(.005)	(.011)
Net asset value, end of period	1.00	1.00
Total Return (%)	.51	1.08
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.45	.42
Ratio of net investment income to average net assets	.51	.99
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	−	.03
Net Assets, end of period ($ X 1,000)	149,761	198,787

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

	Year Ended April 30,	
Class C Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income–net	.003	.009
Distributions:		
Dividends from investment income–net	(.003)	(.009)
Net asset value, end of period	1.00	1.00
Total Return (%)	.26	.88
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.70	.61
Ratio of net investment income to average net assets	.26	.89
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	–	.09
Net Assets, end of period ($ X 1,000)	14,828	15,327

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

	Year Ended April 30,	
Class D Shares	2004	2003[a]
Per Share Data ($):		
Net asset value, beginning of period	1.00	1.00
Investment Operations:		
Investment income–net	.002	.006
Distributions:		
Dividends from investment income–net	(.002)	(.006)
Net asset value, end of period	1.00	1.00
Total Return (%)	.18	.62
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets	.77	.89
Ratio of net investment income to average net assets	.16	.45
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.33	.21
Net Assets, end of period ($ X 1,000)	188	39

[a] *From May 1, 2002 (commencement of operations) to April 30, 2003.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

CitizensSelect Treasury Money Market Fund (the "fund") is a separate, diversified series of CitizensSelect Funds (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company currently offering two series, including the fund. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as each fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). The Company has entered into an Administrative Service Plan and Omnibus Account Services Agreement with Citizens Financial Group, Inc. ("Citizens").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the funds' shares, which are sold without a sales charge. Shares of the fund may not be purchased directly by individuals, although Citizens may purchase fund shares for accounts maintained by individuals. The fund is authorized to issue an unlimited number of $.001 par value shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class D. Class C and Class D shares are subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the Act. Class B, Class C and Class D shares are subject to an Administrative Services Plan, and each share class is subject to an omnibus account services fee. The fund is sold exclusively to affiliates of Citizens and certain other institutions, acting for themselves, or in a fiduciary, advisory, agency, brokerage, custodial or similar capacity. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) **Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the fund's Board of Trustees to represent the fair value of the fund's investments.

(b) **Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost. Under the terms of the custody agreement, the fund received net earnings credits of $1,254 during the period ended April 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

(c) **Dividends to shareholders:** It is the policy of each fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of each fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At April 30, 2004, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $6,417 is available to be applied against future net securities profits, if any, realized subsequent to April 30, 2004. If not applied, $1,272 of the carryover expires in fiscal 2011 and $5,145 expires in fiscal 2012.

The tax character of distributions paid to shareholders during the fiscal years ended April 30, 2004 and April 30, 2003, respectively, were all ordinary income.

At April 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .10 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has agreed to pay all of the fund's expenses except the management fee, interest, taxes, brokerage fees, Rule 12b-1, distribution plan fees, administrative services plan fee, omnibus account services plan fee, fees and expenses of Board members who are not "interested persons" under the Act ("non-interested persons"), fees of independent counsel to the non-interested persons and extraordinary expenses.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $22,589 and Rule 12b-1 distribution plan fees $3,114.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class C and Class D shares pay the Distributor for distributing, advertising and marketing their shares at an annual rate of .25 of 1% of the value of the average daily net assets of Class C shares and .65 of 1% of the value of the average daily net assets of Class D shares. The Distributor may pay all or a part of the fees paid pursuant to the Plan to Citizens or other approved institutions that have purchased Class C or Class D shares for the benefit of others. The fees payable under each Plan are payable without regard to actual expenses incurred. During the period ended April 30, 2004, Class C and Class D shares were charged $41,438 and $647, respectively, pursuant to the Plan. The Distributor had undertaken from May 1, 2003 through April 30, 2004 to waive a portion of Rule 12b-1 fees. The reduction in Rule 12b-1 fees, pursuant to the undertaking amounted to $325 for Class D.

(c) Under the Administrative Services Plan, Class B, Class C and Class D shares pay Citizens at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as providing reports and other fund communications to shareholders, withholding taxes, disbursing dividends and capital gain distributions, and providing statements for such distributions, administering proxies and such related services as the fund may reasonably request. During the period ended April 30, 2004, Class B, Class C and Class D shares were charged $631,173, $41,438 and $249, respectively, pursuant to the Administrative Services Plan.

(d) Under the Omnibus Account Services Agreement, each fund pays Citizens at an annual rate of .10 of 1% of the value of their average daily net assets for the provision of certain services. The services may include aggregating and processing purchase and redemption requests, transmitting funds for the purchase of shares to the fund, transmitting redemption proceeds to redeeming beneficial owners of the shares, maintaining records of fund shares transactions, preparing shareholder statements and such other related services as the funds may reasonably request. During the period ended April 30, 2004, Class A, Class B, Class C and Class D shares were charged $77,490, $252,469, $16,575 and $100, respectively, pursuant to the Omnibus Account Services Agreement.

NOTE 3—Legal Matters:

Two class actions have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
CitizensSelect Treasury Money Market Fund

We have audited the accompanying statement of assets and liabilities, including the statement of investments, of CitizensSelect Treasury Money Market Fund (one of the funds comprising CitizensSelect Funds), as of April 30, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of April 30, 2004, by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of CitizensSelect Treasury Money Market Fund, at April 30, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
June 10, 2004

IMPORTANT TAX INFORMATION (Unaudited)

For state individual income tax purposes, the fund hereby designates 100% of the ordinary income dividends paid during its fiscal year ended April 30, 2004, as attributable to interest income from direct obligations of the United States. Such dividends are currently exempt from taxation for individual income tax purposes in most states, including New York, California and the District of Columbia.

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (2002)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

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Clifford L. Alexander, Jr. (70)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

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Lucy Wilson Benson (76)
Board Member (2002)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980-present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

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Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since February 2002.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President-Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

CHARLES CARDONA, Executive Vice President since February 2002.

Vice Chairman and a Director of the Manager, Executive Vice President of the Distributor, President of Dreyfus Institutional Services Division, and an officer of 14 investment companies (comprised of 22 portfolios) managed by the Manager. He is 48 years old and has been an employee of the Manager since February 1981.

MARK N. JACOBS, Vice President since February 2002.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

JEFF PRUSNOFSKY, Secretary since February 2002.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 87 portfolios) managed by the Manager. He is 38 years old and has been an employee of the Manager since October 1990.

STEVEN F. NEWMAN, Assistant Secretary since February 2002.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

JAMES WINDELS, Treasurer since February 2002.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

ROBERT ROBOL, Assistant Treasurer since August 2003.

Senior Accounting Manager – Money Market Funds of the Manager, and an officer of 39 investment companies (comprised of 85 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since October 1988.

KENNETH J. SANDGREN, Assistant Treasurer since February 2002.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

\Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

NOTES

For More Information

By telephone

Call your Citizens Registered
Representative or
1-800-242-2224.

By mail, write to:

CitizensSelect
875 Elm Street NE0212
Manchester, NH 03101

Investment Adviser

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166



CITIZENS
FINANCIAL GROUP, INC.

0466AR0404